FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

THE COMPANY

1. Name of issuer: WorkDone Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

FP: truCrowd

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Joseph T. Rogers Dates of Board Service: Dec 17-present
Principal Occupation: CEO and Founder
Employer: WorkDone Inc. Dates of Service:
Employer's principal business: Systems of intelligence learning agents

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President & CEO Dates of Service: Dec 17-present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: RGB Projects Inc.
Employer's principal business: Software consultancy
Title: President & CEO Dates of Service: Aug 05-present
Responsibilities: Launched, grew and managed global ECM consultancy servicing government and multi-national banks and insurance companies.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Joseph T. Rogers
Title: President & CEO Dates of Service: Dec 17 - present
Responsibilities: Acquire funding, grow staff, build & deploy service, provide customer support.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: RGB Projects Inc.
Employer's principal business: Software consultancy
Title: President & CEO Dates of Service: Aug 05 - present
Responsibilities: Launched, grew and managed global ECM consultancy servicing government, multi-national banks and insurance companies.

WORKDONE

FP: **truCrowd**

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Joseph T. Rogers	1,000 Common Stock	**100 %**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Executive Summary

Value Proposition

WorkDone is the world's first expertise utility. Much like a public utility where energy generated from multiple sources flows to multiple industries, metered and charged based on usage; WorkDone allows know-how to flow from multiple sources to multiple industries, metered and charged in a similar fashion. WorkDone is a Software-as-a-Service (SaaS) utility that enables knowledge workers to train software algorithms, known as agents, to automate themselves for a wide variety of applications, across all industries that use web-based applications.

Using cloud-based machine learning, WorkDone's patent-pending "expertise capture" technology automates both the knowledge capture and creation of agents that automate complex business processes requiring decision-making and repetitive data entry. WorkDone brings together the latest in: robotic process automation (RPA), content analytics, business process management (BPM), and blockchain/distributed ledgers. The end result is a comprehensive environment for creating and deploying intelligent agents that automate business processes, both accurately and securely.



WorkDone fills gaps between existing systems of record – acting as a sort of "SaaS Glue" for SaaS applications – accurately, around the clock, and at a fraction of the cost of any currently available solutions, whether in-house or outsourced. WorkDone replaces both manual data entry work and traditional systems integration.

WorkDone automates the monitoring of multiple data sources and captures training information from multiple knowledge workers simultaneously. It uses statistical quality control to ensure the accuracy of the work, and seamlessly integrates both exception handling and new training during day-to-day operations.

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

Unlike traditional systems integrations, primarily "one-off" programming projects useful to only a single situation, WorkDone creates re-usable and interoperable WAGE Agents easily-transferred to others. Made possible by the WorkDone ecosystem, creates a marketplace for knowledge workers and organizations worldwide to monetize their institutional knowledge both to rent intelligent agents, and to reliably hire those agents, with guaranteed security, privacy and confidence.

The WorkDone Foundation is a decentralized autonomous community of displaced workers, concerned citizens and developers who together guide internally generated proposals to fund and grow a digital economy (potentially supported by the WAGE token) to help the people displaced by automation land on their feet and move on to the future of their choosing.

Overview
Problem & Solution
Systems of Intelligence

The primary purpose of WorkDone is automating human-intensive tasks, learning from the execution of these tasks, and creating repeatable agents that are constantly being improved through learning. Over the past two decades, organizations have migrated their older on-premise software to newer web-based (Software as a Service, or SaaS) applications for managing their operations, from accounting to customer service to sales. A significant market opportunity now exists for AI-enhanced agents to build bridges between these apps, thereby automating routine, repetitive data entry tasks:

- E-Commerce. An inquiry is emailed from a web form, indicating a prospect's area of interest; a record needs to be created for that prospect in your Salesforce CRM system, and the appropriate sales rep assigned. Alternately, an inquiry from an existing customer should ideally be analyzed for the customer's state of mind – sentiment analysis – to be handled properly.
- Retail. A new customer data is just entered into Dynamics365, needs to be added to your MailChimp customer mailing list.
- Branch Office. A scanned P.O. is received from a franchisee and, because it's recognized as an order for corporate signage, needs to be entered into both your corporate SAP purchasing system (as a purchase order) and into your custom sign supplier's Sage Intacct system (as a sales order).
- Media. A LinkedIn prospect for advertising buys has become a customer, so a new customer record needs to be created in NetSuite ERP, and the customer's email address needs to be added to Constant Contact.
- Manufacturing. Your firm has just acquired a company that uses Oracle NetSuite, which needs to remain in place because of custom integrations with their end customers; you need to transfer invoice data into your corporate Intacct system to manage accounts receivable.
- Banking and Financial Services. A loan officer must compile emails, faxes and text messages corresponding to a loan application, then utilize one or more SaaS applications to research an applicant's suitability (credit score, KYC/AML database, for instance), then consolidate and enter that research – with a recommendation – into a loan tracking system.
- Healthcare and Life Sciences. Your primary care physician's office must update both your patient record after every visit, and – because you're recognized as being part of a clinical trial – also upload regular status reports to the lab where you're enrolled in a drug trial.
- Legal and Compliance. A particular type of document entered into a case management system needs to automatically create two calendar entries in a lawyer's schedule for legally-mandated follow-up.

An extraordinary amount of manual labor is expended on mundane tasks like these. At its simplest, what's needed is some form of script that takes care of "screen scraping" or HTML-parsing from one tab in the web-browser, and then utilizes a Rest API "POST" command (emulating cutting, pasting, and submitting) in another tab. Intelligently observing and figuring out what data goes where has been a relatively straightforward, if tedious, task for human script programmers for decades – not ground-breaking computer science, but the "meat and

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

WORKDONE

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

potatoes" of savvy office automation. Replacing the computer programmer with a software agent that observes the worker's actions and automatically creates an intelligent, flexible, exception-handling script is the natural next step. Enter WorkDone.

WAGE Monitor

At WorkDone, our goal is to replace millions of hours of repetitive cross-application data entry with Machine Learning-enhanced RPA-like custom self-defined Agents. We've invented an intelligent browser plugin to facilitate the "Expertise Capture™" process. Expertise Capture monitors activities across browsers, tracks activities and decisions, then derives rules, or "heuristics" about the user's business processes. WAGE is trained without involving a computer programmer, simply by observing the end user – no coding is required.



WAGE Dashboard

Naturally, you would want some sort of dashboard for agents, displaying metrics (documents processed, transactions completed per hour) and showing exceptions and how they were handled, allowing managers to drill down see the source and result of every decision, to individual words and keystrokes. In the example above, a manager may decide to adopt the third alternative for missing zip codes, and that decision becomes a permanent part of that agent.

Every SaaS system involves passwords of some sort, whether managed centrally or on a per-user basis. Managing the software agents' usernames and passwords securely would be a critical feature of any real-world cognitive automation system.

A watching agent is privy to an organization's most private and secret data. Without proper security in place, an agent could be purposely built to spy, uploading private data to hackers' computers. Any such system must be encrypted, invulnerable to attack, trustable, versioned, and with a clear chain of custody.

A safe, trusted agent eco-system is necessary for intelligent agents to achieve their full potential. In addition to securing identities, passwords, and customer data, a secure, immutable audit trail of every WAGE session ensures that anomalies can be researched and addressed for compliance tracking and organizational learning.

WAGE Marketplace

Because every SaaS is constantly upgraded without user or corporate IT intervention, users are always using the latest version. Instead of scores of versions of desktop or on-premise software existing, often within a single

FP: truCrowd

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

organization, there is only one, consistent API to the SaaS. Systems integrators are made aware of any changes to the API, so there are no surprises. There is already a thriving business for integrations between applications but creating them has – until now – required expensive human programmers. Every major SaaS – Salesforce, Sage Intacct, NetSuite, etc. – has an online marketplace listing just these sorts of integrations for sale.

This means that integration between two SaaS platforms can nowadays be done once and updated only when or if the SaaS API is significantly revised. (SaaS customers are often allowed to customize and modify screens, adding customer-specific labels to certain fields, removing others, but the underlying architecture and API remain the same.)

However, today most organizations need to coordinate between several SaaS applications on a daily basis. Buying and installing custom integrations for any two SaaS platforms becomes a chore in itself. Far better to have a single platform – WAGE – which can run any number of intelligent agents.

The more organizations move away from on-premise desktop apps and toward cloud-based SaaS apps, the greater the opportunity for standardization between cross-app data transfer. Whereas integrations between systems in the past were almost always one-off affairs connecting proprietary systems, today there is a real opportunity: given the right environment, agents created for one organization can (when it makes business sense) be re-licensed again and again as middleware to other organizations. Making their creation and distribution easier will result in a proliferation of intelligent agents. Spreading the costs of developing APIs for each SaaS, and the effort of training intelligent agents, over multiple customers will both improve the availability and quality of agents, and lower the cost for customers.

The upshot is that anyone, including a non-programmer, who has trained an agent to accomplish a task, might wish to rent that agent to other individuals/organizations …provided there were a secure eco-system that guaranteed the provenance of the agent, and the payment to its creator. Exactly as Apple has created with its App Store, the agent marketplace would guarantee that:

1. the software agent has been vetted, and follows all security and privacy protocols;
2. the agent has not been tampered with in the path between creator and buyer, whether before submission, while stored in the cloud, during download, or after download;
3. the buyer gets compensated for the hiring of the agent;
4. users are allowed to provide and view other users' ratings for the agent;
5. the best agents are publicized on SaaS marketplaces and elsewhere, to increase awareness and sales.

Welcome to the WAGE Platform!

WorkDone Platform:
The world's first Expertise Utility™
00110 01010
Seamlessly captures user knowledge to distill customer heuristics
Passive & active processes are "Agentized" to fully automate processes
Agent operations are monetized reflected on real-time savings dashboard
B
Agents are available to general public via marketplace
Self-documenting workflow facilitates audit, governance and transparency
Organization & individuals can create & automate their own workforce
Compliance Agents ensure adherence to regulatory guidelines
Agent interoperability reduces need for human intervention

FP: truCrowd

WORKDONE

OFFERING STATEMENT

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

Pulling it all together
WorkDone proposes to build everything described above – the learning agents, the management tools, and ecosystem for crowd-sourced Robotic Process Automation:

- **WAGE Monitor**
    - The locally installed, browser-based plugin for observing, learning, recording and "playing back" what is learned.
    - Far more sophisticated AI processing is possible by utilizing the virtually unlimited computing power and data storage available on the chosen IaaS infrastructure. WorkDone's cloud-based *machine learning* and *cognitive processing* analyzes both structured and unstructured data, allowing processes to evolve and become more efficient over time.
    - Allowing multiple trainers within an organization to pool their efforts results in faster training. Opting in to industry-wide training efforts further accelerates and improves the training and resulting agents.
    - Image recognition and multi-lingual OCR are crucial for real-world applications requiring multiple streams of input, from emails, chats, scanned images, monitored folders, etc. Similar to the way bank checks are recognized can now be used on all business documents.

- **WAGE Dashboard**
    - Monitor, control, audit and trouble-shoot. Release management and process change distribution allowing high level visibility and control.
    - User-based permissions allow fine-tuning security access to objects, processes or resource groups to ensure compliance; Enterprise-wide password vaults for agent user ID and password management.

- **WAGE Marketplace**
    - Curated marketplace for securely uploading, vetting, sharing, authenticating, selling, and updating trained agents.
    - Flexible subscription/volume pricing, from site license to seat to per-transaction
    - Agents may be hired by fiat, crypto or debit/credit cards.
    - Internally, the WAGE Marketplace uses WAGE Tokens to hire agents and compensate their mentors.
    - Those who contribute to the WAGE eco-system are rewarded with WAGE Tokens, redeemable within the Marketplace or for exchange with fiat/crypto. WAGE plays a larger role later in funding the Foundation.

WORKDONE

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

What makes us different?
Corporate Social Responsibility
AI with a Conscience
Public Benefit Corporation
Agent as Token (WorkDone AGEnt - WAGE)
Agent Marketplace on blockchain for makers to monetize their process knowledge
WAGE coin funds Foundation social incubator to grow jobs to hire displaced workers
Expertise Capture™
Agents observe and learn through normal user activity (no coding required)
Multi-channel capture (email, chatbot, mobile, screen-scrape, portal, print driver and more)







Phase 1 Self-Automation for The Crowd
Phase 2 Large Enterprise Deployment
Phase 3 WorkDone Communities
Value Proposition
Labor savings reaped from agentization of staff
Line of Business use cases across SaaS ERP, CRM, ECM, Social, HCM, etc.
Deploy valuable resources elsewhere
Lower Total Cost of Ownership (TCO)
Improved data quality and analytics enables discovery, understanding and predictability
Cloud-based architecture powers global knowledgebase













WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

WORKDONE

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

WAGE Monitor

Expertise Capture is installed as a browser plugin. The user selects one or more tabs on their browser to be monitored, and WAGE begins analyzing what the user is doing.

When WAGE recognizes enough volume of a certain type of work coming in from a specific organization, it learns exactly how Company X's work is handled as compared to how the work coming in from Company Y is handled. Analytics on the various work types feed supervised Machine Learning to create heuristics populating Systems of Intelligence.

Once Expertise Capture understands the user's processes or methods (known as heuristics) well enough, the incoming work gets split between the human processor and the agent. A button (customizable by the user) is overlaid on the source web page to "automatically process/review" the page, and the WAGE Agent work processing engine takes over. The agent processes work automatically while the transaction processing results are being compared after the fact. During this stage, the user is asked to validate the results before they are submitted. Eventually the agent performance will be deemed as good as or better than the human, at which point the human is liberated to do higher value/function work. By pressing the "automatically process/submit" button, the user can trust that the work that previously took them minutes per transaction will get submitted within seconds. The user can also trust that the WAGE Agent will not willy-nilly cut and parse and paste and post, as one has come to expect with traditional scripts and screen scrapers. Instead, WAGE Agent intelligently assesses whether it has sufficient data to proceed. If a last name, or a properly formatted account number, is missing, there's no point in proceeding with creation of an incomplete record.

WorkDone's Feedback mechanism will incorporate any problem resolution needed to sort out an issue related to a transaction already completed. These results get fed back into the agent to ensure the mishandling isn't repeated in the future.

Expertise Capture cognitive technology using machine learning, Robotic Process Automation (RPA), and various analytics will let every member of a team of office workers perform like the smartest most productive member of that team. This will lead to the "Virtual Processor" who will learn and automate any repetitive work following rational patterns performed by white collar workers.

The Human/Agent Benchmark Review can also take the form of a trainer/advisor by suggesting processing decisions to the human knowledge worker. The workers most competent at exception handling will naturally gravitate toward these roles. This creates a new value-added workflow, and possibly whole new classes of jobs, made possible by the WorkDone system.

Target Market

WorkDone's primary target customer is users of common SaaS-based systems of record applications including (but not limited to) ERP, CRM, and FMS systems across all industries. WorkDone will learn from user interaction and create Agents that automate the use of these systems of record.

WorkDone's initial geography target will be North American English-speaking organizations. Over time WorkDone will expand that target, first to other Latin-based languages used within North America, and then to other geographies. The order of this rollout will be determined by market demand.

WorkDone's go to market strategy includes leveraging the online marketplaces of major SaaS-based systems of record vendors in order to jumpstart adoption and deliver our message and approach directly to customers who will get the most value out of immediate use of WorkDone. These marketplaces include, but are not limited to, Sage Intacct ERP, Microsoft Dynamics ERP & CRM, Salesforce CRM, and NetSuite FMS.

WorkDone estimates that the available market within the target defined above for the creation and execution of WorkDone Agents (WAGE Agents) will be $187m in year one (2018) and grow at over a 100% year on year compound annual growth rate (CAGR) for the next three years with a 2021 available market size of $721m.

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

Before WorkDone: Manual Integration

Enterprise SaaS Integrations
ERP
Microsoft Dynamics
Sage Intacct
Oracle NetSuite
CRM
Salesforce
MS Dynamics
Sage Intacct
Office Automation
MS Office365
Google G Suite
Zoho
ECM
Box
Dropbox
DocuSign
Social
FaceBook
LinkedIn
Twitter
Collaboration
Slack
Asana
RingCentral
HCM
SAP
WorkDay
ADP
AWS
Marketplace
Marketing Automation
Hubspot
Marketo
MailChimp

After WorkDone: Automatic Hands-free Integration (almost)



Background SaaS Interoperability
ERP
Microsoft Dynamics
Sage Intacct
Oracle NetSuite
CRM
Salesforce
MS Dynamics
Sage Intacct
Office Automation
MS Office365
Google G Suite
Zoho
ECM
Box
Dropbox
DocuSign
Social
FaceBook
LinkedIn
Twitter
Collaboration
Slack
Asana
RingCentral
HCM
SAP
WorkDay
ADP
AWS
Marketplace
Marketing Automation
Hubspot
Marketo
MailChimp

WORKDONE

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

Competition
Current Landscape
There are a handful of players in the workflow/RPA (Robotic Process Automation) market, the most significant being WorkFusion (Belarus, 2010), Blue Prism (UK, 2001), UIPath (Romania, 2006), and Automation Anywhere (USA, 2003).

The existing players have focused to a great extent on keeping alive legacy systems, by integrating them with newer SaaS platforms. Their technology is almost exclusively pre-cloud, pre-blockchain – legacy products, mired with baggage from the past. WorkDone is starting fresh, focusing on SaaS-to-SaaS integrations, utilizing the latest developments in AI, cloud computing, and blockchain. The WAGE Marketplace – an App Store for universal SaaS-to-SaaS agents – was simply not possible before today.

Big differentiators between WorkDone and most other players are the ability to seamlessly train an agent without any special human training, perform multi-channel capture into WorkDone from email, chatbot, mobile, screen-scraping, web portal, or print driver for high volume customers (Print-to-Agent with zero human intervention). Most important, WorkDone provides an entire ecosystem for any number of intelligent interoperable agents.

WorkDone will significantly lower the cost of creating agents, for both existing systems integrators and end users. With WAGE Marketplace, corporate IT departments will have the convenience of a one-stop shop for intelligent cross-application integration. WorkDone is stepping into an already existing industry for Robotic Process Automation, at a time when dealing with legacy systems is no longer desirable.

WAGE Tokens and the WorkDone Community
It is our intent to create a marketplace where creators and end-users can experiment with a variety of models that suit them. We are not coming out with a one-size-fits-all solution. Although the WAGE Marketplace will internally use WAGE, all users of the WAGE services can offer payment in traditional fiat currencies.

Those who are passionate about being part of the WAGE eco-system but at this point are still only comfortable transacting with a credit card will be able to buy intelligent agent services.

Beneath the surface, however, those who want to participate in the WAGE community in a deeper way can use the WAGE Token to do so. Community members will be able to offer up, vote on or challenge proposals, making the platform effectively a cooperative, with a community of active stakeholders participating in decisions.

The public benefit we envision for the WorkDone Foundation – assisting displaced knowledge workers into a future of their choice where they can flourish – will be funded by WAGE Tokens, whereby a percentage (TBD) of net revenue earned by WorkDone will be periodically transferred into the Foundation.

Execution
Marketing Plan
Business Development
The initial customer focus for WorkDone will be automating business processes specific to CRM- and ERP-centric use cases. The customer acquisition model for WorkDone will be split between partnership business development, marketplace sales, and direct via a digital presence.

In reality, after we complete the first 2 or 3 integrations, we will have a methodology specification and structure in place for the Foundation developer community to build integrations in parallel simultaneously. WorkDone will apply to each vendor's marketplace programs. None of these marketplaces have any offerings anywhere close to what WorkDone is offering with regard to multi-platform interoperability.

Activities
- Build Integrations & Join Marketplaces
- Digital Presence
- Tradeshows
- Speaking Engagements
- Inbound/Outbound Sales
- Articles, Media Pitches, Press Releases

FP: truCrowd

WORKDONE

OFFERING STATEMENT

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

Network Effect
Main channels of communication are LinkedIn, Twitter and Medium along with forums such as Reddit.

- YouTube
- Telegram
- Facebook
- Steem
- Slack


Business Model
Subscription plus
Transaction Volume
Predictable Recurring Revenue –
Marketplace & Enterprise +
Professional Services


Go To Market Strategy
Build Integrations &
Join Marketplaces
Digital
Presence
Tradeshows
Speaking
Engagements
Inbound/
Outbound
Sales

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

WORKDONE

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

Technology

Software Architecture

WorkDone system utilizes a multi-tier architecture encompassing the browser client, cloud servers, and decentralized nodes leveraging multiple technologies including RPA, AI, blockchain, machine learning, and content analytics. Our main architectural goals are reliability, security, maintainability, and scalability.

The WorkDone platform manages scale through its infrastructure and the public Ethereum or Stellar blockchain. If performance and reliability provide challenges in the future, we have designed the platform to be as platform agnostic as possible, allowing for rapid adjustment.

WAGE Agents

WAGE Agents are system-generated distributed applications which are rented out in a Marketplace curated by the blockchain for transparency and ease of cross-boundary commerce purposes.

Agents are guided by the best practice heuristics determined by preprocessing analytics and machine-learning. In creating an Agent, there is always a starting SaaS, a process, ending with a target SaaS.

Agents can also be considered an orchestrated collection of workflows that sit on top of process maps which adhere to the open standard BPMN 2.0 (Business Process Management Notation).

The standard facilitates auditors confirming that the stated business process is actually used in production. The work can be seen moving through the workflow.

By describing WAGE agents as a collection of orchestrated workflows, they could be viewed as actors constituting end-to-end processes along the supply chain or procure-to-pay.

The golden rule is that WAGE Agents in high demand CANNOT be more expensive than the local version of the human who trained the agent (i.e. bookkeeper, etc.). Agents must stay priced between human value and WorkDone COGS (cost of goods sold).


WAGE Agent
Best Practices Algorithm Repository
Industry Heuristics (opt in)
LEARNING
WorkType
Analytics
WorkAction
Analytics
Brain
Expertise
Capture
CircleBack
(as needed)
The Work
EXECUTION
Agent
Guided by Brain/Mastermind
Work processed automatically
Human/Agent
Review
(as needed)

Blockchain

WorkDone will use either the Ethereum or Stellar protocol as the operative mechanism for the WAGE Agent Marketplace to transact commerce around the rental and payment of agents. The WorkDone Foundation will leverage blockchain by recording all inbound donations along with all funding activities approved by the community. In this way there is 100% transparency around the financial activities of the non-profit.

FP: truCrowd

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

When fully automated, blockchain will enforce consistency in execution, assist with dispute resolution, increase accountability, and deliver end-to-end transparency that can inform better business decisions.

Smart Contracts
Using the blockchain, WAGE Agent functionality will include smart contracts (development platform TBD – possibly Solidity) which will enable transparent, trusted transaction processing. A target use case might involve a process in a low-trust environment that spans multiple parties and data sources. Due to open source and the transparency of blockchain, smart contracts provide attestable business processes and trusted workflows executed by linked WAGE Agents for activities such as verifying asset provenance, transfer of assets, and providing audit capabilities. All smart contracts will be audited for correctness on a testnet by an expert third party (TBD).

Open Source
As our commitment to our customers and the blockchain, our plan is to be for WAGE Agents to be open source on GitHub. This will allow interested prospects and customers to audit and evaluate the underlying code.

Analytics & Machine Learning
All user activities are associated with a session, each with associated steps and browser activities that can be assessed for patterns. The WorkDone post-processing pattern recognition engine incorporates probability and statistical analysis to determine an algorithm based on user patterns. Ultimately the resultant supervised machine learning data creates collections of BPMN-compliant heuristics generated in CumulusPro (also known as WAGE Agents). Lower volume clients, who on their own would not generate enough transactional volume to train a WAGE Agent, can benefit from the "opt-in" Best Practices Knowledgebase (aka Mastermind).

Best Practices Knowledgebase
If you run an auto-parts store and spend 4 hours a week processing POs performing data entry into Salesforce, you may elect to opt-in to leverage the Mastermind in order to benefit from industry best practices on Day 1 of using WorkDone for PO processing.
Any customer may choose to opt-in to share their learning with the Global Best Practice Knowledgebase (Mastermind) for that industry. Mastermind contributors accounts are credited with WAGE for their efforts.

Data Privacy
Protection of PII (Personally Identifiable Information) is paramount at WorkDone and for this reason no PII will flow through the WorkDone system. All sensitive data will be cryptographically hashed and anonymized prior to leaving the browser for analytics and training purposes within WorkDone. In the unlikely event of a data breach, it is highly unlikely the perpetrators would be able to do anything with the data.

Platform Security
Blockchain allows for a secure way to purchase agents, and, because smart contracts are self-executing and blocks in blockchain are immutable, this reduces the risk of tampering with WAGE Agents. Furthermore, data collected via plug-in will be hashed and encrypted in transit and at rest during WorkDone's custody of client data.

API/Web Services
WorkDone exposes the account Hash ID to cross-reference with Customer Account ID/Name (true identity). Only the client knows the identity of any given customer. At any given time, WorkDone sees only hashed data which ensures privacy.

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

Company
Overview
Ownership & Structure
WorkDone Inc. ("WorkDone") is a Delaware Public Benefit Corporation formed in 2017 with plans to convert to a Public Benefit Corporation in 2018. WorkDone is located in Los Angeles and has been self-funded from inception through April 2018.

Team
Core team
The WorkDone team is made up of experts with backgrounds stretching across Business Process Management, Enterprise Content Management, SaaS DevOps and blockchain technologies with extensive multi-national workflow processing experience across the manufacturing, financial services, insurance, government, energy, and e-commerce industries.
Joe Rogers - Founder
John Greene - Product
Donald Wilcox Jr. - Engineering
Gil Cargill – Sales & Marketing

WorkDone Team
Gary Barkin – Counsel
Lou Torres – Finance
Cliff Conwell – Operations
Sherri Kent – Partnerships
Andrew Schulman – Community
Stephanie Bloom – Digital
Clinton Rogers – Quality
Sam Dean - Content
Rahim Shariff – Integration

Advisors
Dave Berkus - Investor, Speaker, Author
Travis Giggy - CTO, Akin AI
Eddie Hartman - Co-Founder, Legalzoom
Frank Monestere - President, Legalzoom
Bhagwan Chowdhry - Professor of Finance, UCLA
Bob Kelley - CEO, ABL
Kim Shepherd - Chairwoman, Decision Toolbox
Dan Grethen - Co-Founder, RGB Projects
Eric Hoek, Ph.D. - CEO, Water Planet
Ranga Krishnan, Ph.D. - VP Tech, Skuchain
Steve Stewart - CEO, Vezt
Bo Warburton - CEO, blnqr
Paul Van Den Berg - CEO, Catalytics180

Financial Plan
Forecast
Key assumptions
Our revenue model for WAGE Agents is as follows:
- Freemium trial period to allow anyone to create their own agents, with enough time to enjoy the benefits
  .
- Direct SaaS subscription varies based on complexity and transaction type.

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

- WAGE Marketplace (direct & indirect) is priced in hundreds of dollars per month, not thousands.

While these figures represent average price per customer per month, the reality is that there will be different pricing tiers based on volume of transactions performed by the WAGE agents, including enterprise-wide licensing flat rates.

CUSTOMER FORECAST

Direct SaaS

Month	1	2	3	4	5	6	7	8	9	10	11	12	New Customers
2018	-	-	-	-	-	-	-	1	2	3	4	7	7
2019	9	12	15	19	25	32	42	54	70	90	116	150	143
2020	164	180	197	216	237	260	285	312	342	375	411	450	300

WAGE Mktplace

Month	1	2	3	4	5	6	7	8	9	10	11	12	New Customers
2018	-	-	-	-	-	-	-	-	-	-	-	1	1
2019	2	3	5	8	14	23	39	65	110	185	312	525	524
2020	575	630	691	757	830	909	997	1,092	1,197	1,311	1,437	1,575	1,050

Our customer acquisition forecast is as follows:

Our assumptions are based on our analysis of the addressable market opportunity and our executives past experience with customers in this market and related markets for the last 20 years. We see the direct Agent Marketplace on the WorkDone site to generate a significant portion of the business, but the real powerhouses reside in the indirect WAGE Marketplace consisting of all the SaaS heavyweights (NetSuite, Salesforce, Office365, etc.).

WAGE agents that are hired through a 3rd party (indirect) channel will pay out to the original creator of the WAGE agent (the "agent mentor") in a revenue share that creates a very meaningful incentive for these AI agents to be made available to the public.

Revenue by Month


$30K
$25K
$20K
$15K
$10K
$5K
$0
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec

WORKDONE

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

Expenses by Month



Net Profit (or Loss) by Year



Financing
Use of Funds

- Product Development

We estimate that the majority of development spend will be in the form of hiring software developers (R&D). Our development headcount at year end (2018-2020) is 10, 16, and 28 respectively.

- Marketing

We estimate that marketing expenses will be roughly 6%-10% of sales. These costs are separate to sales personnel.

- Operations

We have forecast finance and back office costs of 2.5% of sales, in addition to the other operational costs of executive talent, business development executives, and related personnel.

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

You can lose 100% of your investment. Many small business startups like the Company fail. WorkDone is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

This is a brand-new company. The Company was formed in December 20, 2017 and is currently pre-revenue. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning and efforts to raise startup capital. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected, and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose. Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

Our Security Holders' Agreement imposes significant restrictions on transfer of Security.
Investors that purchase Security in this Offering will be required to become bound by our Security Holders' Agreement. A copy of the Security Holders' Agreement is available upon request from the Company. The Security may be transferred only if certain legal requirements as well as requirements imposed by our Security

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

Holders' Agreement are satisfied and only with our consent. The Security Holders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Security. Among other requirements, in most circumstances, the shareholder must first offer the Security to the Company and then the other Security Holders before the shareholder may transfer the Security to a third party. Certificates representing the Security will also bear a legend indicating that the Security are subject to the restrictions on transfer imposed by the Security Holders' Agreement

The Security are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Security will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Security, nor any other securities under the Securities Act. Consequently, Security Holders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

The Offering price is arbitrary. The price of the Security offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Security bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Security are not guaranteed and could become worthless. The Security are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Security is not guaranteed, and the Security could become worthless. No federal or state agency has made any findings as to the fairness of the terms of the offering.

Individuals acquiring Security in this offering will experience immediate dilution. After giving effect to the sale of the Security included in this Offering of Security, the Company's existing Security Holders will experience an immediate increase in net tangible book value per share, and purchasers of the Security will experience immediate substantial dilution in net tangible book value per share.

Security are subordinate equity interests. The Security purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Security.

There is no public market for the Security. Investors will have to hold their Security indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common Security, or a sale of the business. Currently, there is no public or other trading market for the Security, and there can be no assurance that the Company will be able to facilitate a private sale of your Security or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Security is of a long-term nature. Accordingly, purchasers of Security will bear the economic risk of investment for an indefinite period of time.

The Security are unlikely to be able to be pledged as collateral. The Security will not usually be acceptable as collateral for loans. The Security Holders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Security generally cannot be sold

FP: truCrowd

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

for an amount based on their economic value as determined by the fair market value of the underlying property. The Security have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Security in the future. In addition, any transfer of the Security or an interest therein must satisfy the requirements set forth in various Company agreements with Security Holders that restrict the ability to transfer Security.

Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Security required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Security will be sold with proceeds realized by the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Security may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Security are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

The Company does not plan to pay dividends to its Security Holders in the near future. There is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its Security Holders. The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. It is anticipated that certain product research and development will be leveraged and will not provide the Company with any significant cash distributions until new products are sold. Accordingly, the Company may not be able to pay dividends. There can be no assurance with respect to the amount and timing of dividends to the Company's Security Holders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

This private placement of Security is being made in reliance on an exemption from registration requirements and there is no guarantee that we will comply with the regulatory requirements for such exemption. This offering has not been registered under applicable Federal or state securities law in reliance on certain exemptions from registration requirements that we believe are available to us for this offering. The Security are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Offering Statement. However, there is no assurance that this offering will qualify for any such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution, or the existence of similar offerings we have conducted in the past or may conduct in the future. If the availability of these exemptions is challenged, our capital could be adversely affected. If the Company should fail to comply with the requirements of any such exemption, investors may have the right to rescind their purchases of Security. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Security will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Security by the remaining investors.

You will not have the benefit of review of this Offering Statement by the SEC or any other agency. Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund-raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of Security Holders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. At present, Management of the Company and majority owner is Joseph T. Rogers. Management presently holds a majority of the issued and outstanding voting common stock in the Company. Due to the stock ownership and position with the Company, the current officer will be in a position to continue to control the affairs and management of the Company after the Offering. Investors will not control Management and must rely entirely on Management to govern the affairs of the Company.

We are controlled by our officers and directors. Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

We depend on a small core management team. We depend on the skill and experience of Joe Rogers, John Greene, and Donald Wilcox Jr. Each has a different skill set. Only Joe is currently working for the company full-time. John and Donald will go full-time upon completion of a successful raise. The remainder of the team consists of 5 additional part-time resources geographically distributed who will go full-time upon completion of a successful raise.

WORKDONE

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our management were unable or unwilling to continue in their present positions, our business and operations could be disrupted, and this could put the overall business at risk therefore investors could be at risk of losing their investments.

As of the date of this Offering Statement, none of the management team are under employment contracts. It is anticipated that upon completion of this offering key personnel will enter into employment contracts with the Company. Members of the management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

The Company may be unable to attract and retain qualified employees or key personnel. WorkDone's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, the Company plans to secure key person life insurance when such coverage is deemed financially prudent. Also, the Company's future success may further depend on our ability to attract and retain additional key personnel and third party contractual relationships. If we are unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results.

Our pro forma financial statements rely on assumptions that may not prove accurate. Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

We will present only unaudited financial statements, which may not be reliable. In addition to the unaudited financial statement presented with this Offering Statement, we expect to prepare financial statements on a periodic basis. The financial data presented with this Offering Statement has been reviewed by a CPA but not audited or certified.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies. This could put the investor at risk of losing their investment.

Actual results may vary from any projection we present. We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to, (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and

WORKDONE

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Security. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
● fully develop and broaden our technology and product offerings;
● acquire customers;
● explore opportunities and alliances with other companies; and
● facilitate business arrangements.
There can be no assurance that the Company will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to carry out our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

We are a technology company and subject to security and other risks. Technology is constantly developing and there is no guarantee that we will be able to keep our technology up-to-date. Any kind of computer technology is exposed to hacking and other cyber-security risks. We cannot be sure that we will have the resources and technology to prevent those risks from materializing and causing us damage or even shutting the company down.

The general adoption of new technology cannot be assured. The Company's product includes new technology and will be subject to social, economic, and technological adoption at the individual and corporate level. The

FP: truCrowd

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

success of the Company will depend on the adoption of our products by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from SMBs in addition to a top down adoption from large enterprises. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be commercially or technologically adopted.

The Company may be unable to develop suitable products. An investor must rely upon the ability of management to make future decisions consistent with the Company's investment objectives and policies. Although the principals have had some success in the past, they may be unable to invest the Company's committed capital in a profitable manner or meet its business objectives. Security Holders will not have the opportunity to evaluate personally the relevant economic, financial, and other information that will be utilized by management in the deployment of capital.

Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations. Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third-party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

WorkDone technology may experience defects and failures which would harm our business reputation and expose us to potential liability. Our new Expertise Capture capability is based on cutting-edge technology, and we may encounter delays when developing new solutions, products and services. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;
- loss of customers;
- negative publicity; or
- exposure to liability claims.

If WorkDone is found to infringe the proprietary rights of others, we may be required to change our practices or services and potentially pay significant costs and penalties. As our technology and products develop, we may become increasingly subject to infringement claims. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

WORKDONE

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- cause us to cease making, licensing or using technology that incorporate the challenged intellectual property;
- require us to redesign our services, if feasible;
- divert management's attention and resources; and
- require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business may suffer material adverse effects, or may ultimately fail.

Intellectual Property Rights. The Company has applied for patent protections for its Expertise Capture technology. The Company is in the process of trademarking the logo, name and tagline and copywriting its use of the website, the SaaS offering and several marketing items. There is the risk that the Company will be unable to successfully register its intellectual property. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights.

The Company is not aware of any intellectual property infringements with its product or service. If an outside party inferred an intellectual property infringement and we are not ultimately successful in defending ourselves against these claims in litigation, we may not be able to sell a particular product or service due to an injunction, or we may have to license the technology or pay damages that could, in turn, harm our results of operations.

Conflicts of interest may result due to affiliates of management providing services to the Company. The management and persons and entities affiliated with the management may be appointed or utilized to provide services in which the Company invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

Certain future relationships have not been established. The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Security Holders could be adversely affected.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Poor economic conditions may affect business automation purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs;

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

WORKDONE

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Investors may suffer potential loss on dissolution and termination. In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

There is significant risk associated with the Company's indemnification of affiliated parties. Our Directors and executive officers will be relieved of liability to the Company or our Security Holders for monetary damages for conduct as Directors and executive officers to the maximum extent permitted by Delaware law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our Security Holders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing Security Holders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or Security Holders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the Security Holders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Security bears the risk of a complete and total loss of his/her/its investment.

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

THE OFFERING

9.   What is the purpose of this offering?

We are raising the fund so WorkDone can implement the vision of creating technology that provides a social good.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000**	**$1,070,000**
Less: Offering Expenses (FP Fees)	$700	$74,900
Net Proceeds	**$9,300**	**$995,100**
Use of Net Proceeds		
Finance		$36,000
Outside Development/Server costs		$228,250
Salary costs		$320,000
Patent Filings		$50,000
Legal costs		$55,250
Travel & Expenses		$50,000
Support Services		$72,000
Sales & Marketing	$9,300	$105,300
General & Administrative		$36,000
Office Equipment		$30,300
Miscellaneous		$12,000
Total Use of Net Proceeds	**$9,300**	**$995,100**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, and the company decides disburse funds (while keeping the Offering open), the company will engage a Stock Transfer Agent to transfer the securities to the newly acquired Security Holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

SECURITY OFFERED FOR SALE	***SAFE+REV** (TM)* ***(S****IMPLE* ***A****GREEMENT FOR* ***F****UTURE* ***E****QUITY PLUS* ***REV****ENUE PARTICIPATION****)***
VALUATION CAP	**$8,500,000**
DISCOUNT RATE	**N/A**
MFN PROVISION	**No.**
ANTI-DILUTION RIGHTS	**No.**
TARGET *NUMBER OF UNITS OF SAFE+REV(TM)*	**1,000**
MAXIMUM NUMBER OF UNITS OF SAFE+REV(TM)	**107,000**
PURCHASE PRICE PER ***UNITS***	**$10**
MINIMUM ***UNITS*** *PER INVESTOR*	**25**
OFFERING DEADLINE	**July 09, 2018**
USE OF PROCEEDS	**See page 27**
REVENUE PARTICIPATION	**Yes**
OFFERING GROSS REVENUE PARTICIPATION PERCENTAGE	**12.50%**
REPAYMENT MULTIPLE	**3X**
MEASUREMENT PERIOD START	**1/1/2019**
MEASUREMENT PERIOD END	**12/31/2059**

See Exhibit 1.

FP: truCrowd

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No
Explain: SAFE+REV Units have no voting rights, unless the SAFE converts into equity.

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	**5,000**	**1,000**	☑ Yes ☐ No	Specify: ☐ Yes ☐ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

WORKDONE

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you.

Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

The shareholder may vote on decisions with which another investor disagrees. Depending on how other shareholders vote, the resulting outcome may conflict with an investor's interest.

The holders of a majority of voting rights might avoid the conversion of the SAFE into common stock by not going public or by not selling the company. Also, their decisions might cause the company to have no or very little revenue, so the Revenue participation component of the security might not reach a meaningful payout in the forty years measurement period.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

WORKDONE

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

VALUATION

The 5 Methods Used



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Valuation Average Weights

Weights

of the 5 methods



Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

WORKDONE

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

VALUATION

The Average Pre-Money valuation is:	$ 8,526,917
Lower Bound	$ 5,795,000
Higher Bound	$ 11,259,000

The weights for the above mentioned valuation methods are: Scorecard (26%), Check-list (26%), Venture Capital (16%), DCF- Long Term Growth (16%), and DCF with Multiples (16%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money **$8,500,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

     The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.
     No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.
     The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.
     While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

☐   **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐   **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

WORKDONE

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

Also, as of the date of this offering statement, there is an outstanding loan payable to Joseph T. Rogers (CEO and majority shareholder) in amount of $10,233. See question #24 below.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Outstanding	Interest Rate	Maturity Date	Other Material Terms
Joseph T. Rogers.	$10,233	4%	12/31/2021	None

25.   What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds

None.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.


WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

If yes, for each such transaction, disclose the following:

None.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company has 1,000 in the bank account and a loan of about $10,000 from the main shareholder.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

WorkDone Inc.
For the Period Ended March 31, 2018
With Independent Accountant's Review Report

WorkDone Inc.
Financial Statements
For the Period Ended March 31, 2018

Contents

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

Independent Accountant's Review Report

The Board of Directors
WorkDone Inc.

I have reviewed the accompanying balance sheet of WorkDone Inc., (the Company) as of March 31, 2018, and the related statement of operations, changes in stockholders' equity, and cash flow for the three months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of AICPA. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
April 25, 2018

1

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

WorkDone Inc.
Balance Sheet

	March 31, 2018
Assets	
Current assets:	
Cash and cash equivalents	$ 1,000
Total current assets	-
Other assets	-
Total assets	$ 1,000
Liabilities and partners' equity	
Current liabilities:	
Accrued Expenses	$ -
Loan due to shareholder	10,233
Total current liabilities	10,233
Other long-term liabilities	-
Total liabilities	$ 10,233
Stockholders' equity:	
Common Stock, par value $.001:	5
Authorized Shares – 5,000	
Issued and outstanding shares – 5,000	995
Additional Paid-in capital	
Retained deficit	(10,233)
Total stockholders' equity	(9,233)
Total liabilities and stockholders' equity	$ 1,000

See accompanying notes.

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

WorkDone Inc.
Statements of Operations

	March 31, 2018
Revenues	$ -
Expenses:	
Marketing	3,112
Office expense	1,980
Start-up costs	3,419
Travel and meals	1,721
Total operating expenses	10,233
Net Loss	$ (10,233)

See accompanying notes.

WorkDone Inc.
Statements of Changes in Stockholders' Equity

	Common Stock, $.001 Par	Additional Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2017	$ -	$ -	$ -	$ -
Common stock issued	5	995	-	1,000
Net Loss	-	-	(10,233)	(10,233)
Balance at March 31, 2018	$ 5	$ 995	$ (10,233)	$ (9,233)

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

WorkDone Inc.
Statements of Cash Flow

	March 31, 2018
Operating activities	
Cash receipt from customers	$ -
Cash paid for operating expenses	-
Net cash used by operating activities	-
Investing activities	
Purchase of property plant and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contributions	1,000
Net cash provided by financing activities	1,000
Net increase in cash and cash equivalents	1,000
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 1,000

FP: truCrowd

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

WorkDone Inc.
Notes to Financial Statements
March 31, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

The WorkDone Inc. (the Company), a Delaware corporation, plans to offer an "expertise capture" technology that automates both the knowledge capture and creation of agents that automate complex business processes requiring decision-making and repetitive data entry. The Company will bring together the latest in: robotic process automation (RPA), content analytics, business process management (BPM), and blockchain/distributed ledgers. The end result will be a comprehensive environment for creating and deploying intelligent agents that automate business processes, both accurate and secure.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, and most software range primarily from three to five years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

Income Tax Expense

At year-end, the Company has retained its election to be taxed as a corporation for federal and state tax purposes.

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

WorkDone Inc.
Notes to Financial Statements (continued)
March 31, 2018

2. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote.

3. Commitments and Contingencies

The Company has no commitments or contingencies at the time of the issuance of this report.

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking?

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

☐ Yes ☑ No

(C) engaging in savings association or credit union activities?

☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 20 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: workdone.ai

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

WORKDONE

FP: **truCrowd**

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

Exhibit 1: SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between WorkDone, Inc herein referred to as "Issuer/Company" and _____ herein referred to as "Investor" for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

     (A) **SAFE** (Simple Agreement for Future Equity) fully described in the attached Exhibit A, and

     (B) **REV** (Revenue Participation Rights Agreement) fully described in the attached Exhibit B.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+R EV Agreement, in which case this SAFE+REV Agreement shall prevail.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of California, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], [Company Name], a [State of Incorporation] corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $8,500,000.

The "**Discount Rate**" is N/A

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	1,000	$10,000	$9,300
$1,070,000	107,000	$1,070,000	$995,100

following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii)

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. ***Miscellaneous***

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided*, *however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________

Issuer: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	# Of Units	Total Proceeds	Net Proceeds
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)

Issuer: WorkDone, Inc. is herein referred to as the "Issuer". Issuer is an _____ corporation whose registered agent address is: _____.

· **Number of Units to Investor:** Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_____ ($_____ per Class A Revenue Share Unit).

· **Offering Metrics:**

o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".

o The "Offering Gross Revenue Participation Percentage" 5%_

o The "Measurement Period" is that period of time commencing on _____ and ending on _____

o The "Repayment Multiple" is 3X

o The "Total Per Unit Defined Return" is $30_

1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:

· Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

· Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

2. **Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

WORKDONE

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3. Miscellaneous

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and

WorkDone Inc.
8306 Wilshire Blvd. #752
Beverly Hills, CA 90211
310-491-0637

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10.00 per Unit			
Total Proceeds	*# Of Units*	*Total Proceeds*	*Net Proceeds*
$10,000	**1,000**	**$10,000**	**$9,300**
$1,070,000	**107,000**	**$1,070,000**	**$995,100**

any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________

Issuer: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________